NEW GOLD TO DISCUSS 2017 FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS ON WEDNESDAY, FEBRUARY 21, 2018

January 29, 2018 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) announces that it will release its year-end 2017 financial results after market close on Tuesday, February 20, 2018. A webcast and conference call to discuss these results will be held on Wednesday, February 21, 2018 at 10:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until March 21, 2018 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 9585489. An archived webcast will also be available until May 21, 2018 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com